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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER

8- 46418

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19
_____MM/DD/YY_____MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Abacus International Capital Corp.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
6 Bowery

_____(No. and Street)_____

NY   **NY**   **10013**
_____(City)_____(State)_____(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jill Sung   212-268-9069
_____(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
MSPC CPAs and Advisors, PC

_____(Name – if individual, state last, first, middle name)_____

340 North Ave East   **Cranford**   **NJ**   SEC **07016**
_____(Address)_____(City)_____(State)_____(Zip Code)

CHECK ONE:

Securities and Exchange Commission
Trading and Markets

FEB 18 2020

RECEIVED

Mail Processing
Section

FEB 18 2020

Washington DC
415

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)





OATH OR AFFIRMATION

I, Jill Sung _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Abacus International Capital Corp. _____ , as of December 31 _____ , 20 19 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Sworn to before me this 13th
day of February 2020 .

_____
Notary Public

_____
Signature

Vice President
_____
Title

BEI YE
NOTARY PUBLIC-STATE OF NEW YORK
No. 01YE6310257
Qualified In Kings County
My Commission Expires __8/25. 20 22

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ABACUS INTERNATIONAL CAPITAL CORP.

SEC ID 8-46418

Financial Statements as of
December 31, 2019
Together with
Independent Auditor's Report

ABACUS INTERNATIONAL CAPITAL CORP.

TABLE OF CONTENTS
DECEMBER 31, 2019



Certified Public
Accountants and Advisors, P.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Abacus International Capital Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Abacus International Capital Corp. as of December 31, 2019, the related statements of operations, changes in stockholders equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Abacus International Capital Corp. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Abacus International Capital Corp.'s management. Our responsibility is to express an opinion on Abacus International Capital Corp.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Abacus International Capital Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules 1 and 2 have been subjected to audit procedures performed in conjunction with the audit of Abacus International Capital Corp.'s financial statements. The supplemental information is the responsibility of Abacus International Capital Corp. management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in Schedules 1 and 2 is fairly stated, in all material respects, in relation to the financial statements as a whole.

MSpc *MSPC*
Certified Public Accountants and Advisors,
A Professional Corporation

We have served as Abacus International Capital Corp. auditor since 2019.

Cranford, New Jersey
February 13, 2020

www.mspc-cpa.com
340 North Avenue, Cranford, NJ 07016-2496   Tel 908 272-7000   Fax 908 272-7101
546 5th Avenue, New York, NY 10036-5000   Tel 212 682-1234   Fax 212 687-8846
Member of the American Institute of Certified Public Accountants Center for Public Company Audit Firms and Private Companies Practice Section



ABACUS INTERNATIONAL CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

		2019
ASSETS		
Cash and cash equivalents	$	132,051
Deposits with clearing organizations		5,498
Trading securities at fair value		32,130
Prepaid expenses and others assets		12,505
Total assets	**$**	**182,184**
LIABILITIES AND STOCKHOLDER's EQUITY		
LIABILITIES:		
Accrued expenses	$	8,500
Deferred tax liability		5,046
Total liabilities		**13,546**
STOCKHOLDER'S EQUITY:		
Common stock, no par value' 200 shares authorized,		
issued and outstanding	$	500
Paid-in capital		1,634,375
Accumulated deficit		(1,466,237)
Total stockholder's equity		168,638
Total liabilities and stockholder's equity	**$**	**182,184**

ABACUS INTERNATIONAL CAPITAL CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

	2019
REVENUE:	
Interest and Dividends	1,043
Gain on change in fair value of trading securities	7,659
Total Revenue	**8,702**
EXPENSES:	
Occupancy	19,645
Communication and data processing	2,589
Insurance	11,732
Professional fees	12,475
Regulator Fees & Expenses	2,879
Other operating	23
Total Expenses	**49,344**
Loss Before Income Tax Benefit	(40,641)
Income Tax Benefit	(8,929)
Net Loss $	**(31,712)**

ABACUS INTERNATIONAL CAPITAL CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock	Paid-In Capital	Accumulated Deficit	Total
BALANCE - JANUARY 01, 2019	$ 500	$ 1,534,375	$ (1,434,525)	$ 100,350
Capital contribution	-	100,000	-	100,000
Net loss	-	-	(31,712)	(31,712)
BALANCE - DECEMBER 31, 2019	$ 500	$ 1,634,375	$ (1,466,237)	$ 168,638

ABACUS INTERNATIONAL CAPITAL CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOW FROM OPERATING ACTIVITIES:

Net loss	(31,712)
Adjustments to reconcile net loss to net cash flow	
from operating activities:	
Receivable from the parent company	71,008
Gain on change in fair value of investments	(7,659)
Deposits with clearing organizations	(567)
Prepaid expenses and other assets	(270)
Accrued expenses	(1,500)
Deferred tax liability	994
Payable to the parent company	(71,068)
Net cash flow used in operating activities	(40,774)
CASH FLOW FROM FINANCING ACTIVITIES:	
Capital contribution	100,000
CHANGE IN CASH AND CASH EQUIVALENTS	59,226
CASH AND CASH EQUIVALENTS - beginning of year	72,825
CASH AND CASH EQUIVALENTS - end of year	132,051

ABACUS INTERNATIONAL CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

1. NATURE OF OPERATIONS

Abacus International Capital Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is wholly-owned by Abacus Federal Savings Bank (the "Parent Company"). The Company offers securities transaction services to its customers.

The Company is engaged in a single line of business as a securities broker-dealer that comprises agency transactions. The Company acts as a broker-dealer and is exempt from SEC Rule 15c3-3 under paragraph k (2)(i) since it holds no customer accounts and uses other security firms for clearing.

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operations for the foreseeable future. Principal conditions or events that may raise doubt about the ability of the entity to continue as a going concern include the fact that the Company has no current customers, has terminated its clearing agreement with Sterne Agee & Leach, Inc. and has historically funded operations through capital contributions from the Parent Company. However, the Company is exploring other possible business opportunities and fully intends to remain as a going concern. Management's plan to alleviate substantial doubt about the ability to continue as a going concern is dependent on continued support from the Parent Company. The Parent Company fully intends to continue to maintain the Company as a going concern and has the ability to support the Company. The Company's ability to meet its obligations as they become due is dependent on the success of management's plans, as described above.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows
The Company considers cash on hand and amounts on deposit with depository institutions having maturity of three months or less when purchased as cash and cash equivalents for purposes of the statement of cash flows.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition
Securities transactions and related commission revenue and expense are recorded on a trade date basis. In the current year, the Company did not receive any commission revenue.

Financial Instruments with Off-Balance Sheet Risk
In the normal course of its business and under standard contract terms included in the correspondent agreement with its clearing broker, the Company has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers, if any, are unable to fulfill contractual obligations under margin accounts. At December 31, 2019, the business did not have any balance in margin accounts.

Since its inception, the Company has never been required to make a payment under this indemnification. In addition, the Company believes that it is unlikely it will have to make material payments under this indemnity. In the event the Company has to make a payment under this indemnity, the financial guarantee would be recorded at fair value.

Fair Value of Financial Instruments
The carrying amount of the Company's financial instruments (such as cash, deposits with clearing organizations, receivables and payables, and accrued expenses), except for trading securities, approximate the fair value because of the short maturity of the investments. Trading securities consist of equity positions in corporate stocks recorded at fair value through earnings.

Investment Securities
The Company has an investment account which is recorded at fair value, using market prices, and changes in fair value are recorded in earnings. The account is classified as Trading Securities. Interest and dividends are included in interest income.

Concentration of Credit Risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in financial institutions which periodically exceed federally insured limits.

Loss Contingencies
Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.

Income Taxes
The Company is included in the consolidated federal and state income tax returns of the Parent Company and its subsidiaries. The consolidated group of entities of the Parent Company follows a policy of allocating the federal and state consolidated tax assert or liability among the participants generally in proportion to their contribution to the consolidated taxable income or loss amounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

Income tax expense (benefit) is allocated by the Parent and consists of the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are expenses future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduced deferred tax assets to the amount expected to be realized.

Related Party Transactions

The Company has an agreement with the Parent Company whereby the Parent Company incurs and pays the Company's overhead and administrative costs. This is recorded on the payable to parent line item on the statement of financial condition. A portion of the overhead and administrative cost has been identified as attributed to occupancy expenses. In assessing the nature of this expense and terms of the expense sharing agreement, we have concluded that the arrangement does not meet the definition of a lease under the new lease accounting standard since AICC does not obtain substantially all of the economic benefits from the use of the larger asset (AICC's economic benefit is limited to the portion that is uses) and therefore will not be accounted for under the new lease accounting standard.

The Company participates in a Tax Participation Agreement with Abacus Federal Savings Bank and its subsidiaries. The resulting tax benefit is recorded as a receivable from parent company on the statement of financial condition.

3. FULLY-DISCLOSED CLEARING AGREEMENT

The Company does not have a clearing agreement with any institution. There are no customer accounts currently, as there are no customers.

4. INCOME TAXES

The components of the income tax benefit for 2019 were as follows:

Current	$	9,923
Deferred		994
	$	8,929

The difference between the expected income tax benefit (computed by applying the U.S. Federal corporate income tax rate of 21% to the loss before income tax benefit) for the year ended December 31, 2019 and the reported income tax benefit is a result of state and city tax expense.

At December 31, 2019, the Company has a deferred tax liability of $5,046, which is related to a change in fair value of investment securities.

5. **RELATED PARTIES**

The Company has an agreement with the Parent Company whereby the Parent Company incurs and pays all of the Company's overhead and administrative costs. The amount of $22,250 was allocated to the company in 2019.

In the ordinary course of business, the Company enters into transactions with the Parent Company and affiliates. At December 31, 2019, amounts related to such transactions were as follows:

ASSETS:
Cash and cash equivalents	$	10,031

OPERATING EXPENSES:
Communication and data processing	$	2,589
Occupancy		19,645
Other		16
	$	22,250

Since the taxable year ending December 31, 1999 the Company has participated in a Tax Participation Agreement between Abacus Federal Savings Bank and its subsidiaries, dated as of May 1, 1999.

The company occupies a portion of the parent company office. The parent company allocates its occupancy costs to the company based on square footage. Future expected allocated occupancy expenses are as follows:

2020	$	15,679
2021		15,679
Total	$	31,358

Occupancy expense was $15,117 in 2019.

6. FAIR VALUE

A fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

- Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of investment securities are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Fair Value Measurement at December 31, 2019:

Description	Level 1	Level 2	Level 3
Investment securities:			
Corporate equity securities - financial	$ 32,130	$ -	$ -

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net ration would exceed 10 to 1.

At December 31, 2019, the Company had net capital of $151,283, which was $146,283 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.09 to 1.

8. SUBSQUENT EVENTS

Subsequent events have been evaluated through January 31, 2020, which is the date the financial statements were available to be issued.

ABACUS INTERNATIONAL CAPITAL CORP.
Schedule 1:
SCHEDULE OF THE COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE ACT OF 1934 RULE 15C3-1 AS OF DECEMBER 31, 2019

	2019
Total stockholder's equity from statement of financial condition	168,638
Deductions	
Non-allowable assets:	
Excess cash on deposit	1
Prepaid expenses and other assets	12,535
Receivable from parent company	-
Total Non-allowable assets:	12,536
Net capital before haircuts on securities positions	156,102
Haircuts on securities	(4,820)
Net capital	151,283
Aggregate Indebtedness:	
Items included in statement of financial condition:	
Accrued expenses	8,500
Payable to the parent company	-
Net deferred tax	5,046
Total aggregate indebtedness to net capital	13,546
Percent of aggregate indebtedness to net capital	8.95%
Computation of basic net capital requirement:	
Minimum net capital required of 6.67% of aggregate indebtedness or $5,000, whichever is greater	5,000
Net capital	151,283
Excess net capital over minimum requirement	146,283
Net capital per computation contained in the Company's corresponding unaudited Form X-17a-5, Part IIA filing	151,283

Reconciliation of computation of Net Capital Under SEA Rule 15c3-1

ABACUS INTERNATIONAL CAPITAL CORP.

Schedule 2:
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEA Rule 15c3-3
December 31, 2019

Abacus International Capital Corp. (the "Company") is not required to compute the Reserve Requirements or include Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph k(2)(i) of the Rule.



Certified Public Accountants and Advisors, P.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Abacus International Capital Corp.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Abacus International Capital Corp. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i): (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MSPC

MSPC
Certified Public Accountants and Advisors,
A Professional Corporation

Cranford, New Jersey
February 13, 2020

www.mspc-cpa.com
340 North Avenue, Cranford, NJ 07016-2496 Tel 908 272-7000 Fax 908 272-7101
546 5th Avenue, New York, NY 10036-5000 Tel 212 682-1234 Fax 212 687-8846
Member of the American Institute of Certified Public Accountants Center for Public Company Audit Firms and Private Companies Practice Section



Abacus International Capital Corp.
Exemption Report

Assertions Regarding Exemption Provision:

Abacus International Capital Corp. ("the Company") is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC), the broker or dealer's designated examining authority (DEA) and SIPC. One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company, to the best of its knowledge and belief, hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i). Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

Statement Regarding Meeting Exemption Provision:

The Company has met the identified exemption provision, as noted above, without exception, throughout the 2019 calendar year.

I, Jill Sung, swear that, to my best knowledge and belief, this exemption report is true and correct.

Jill Sung, Vice President
February 13, 2020